QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 22, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1
TO
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Siliconix incorporated
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
and
Vishay TEMIC Semiconductor Acquisition Holdings Corp.

(Offerors)

(Names of filing persons (identifying status as
offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of class of securities)
 82707920 3

(CUSIP numbers of class of securities)

Richard N. Grubb
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies To:

Avner Z. Lahat, Esq. Vishay Intertechnology, Inc. 63 Lincoln Highway Malvern, Pennsylvania 19355-2143 (610) 644-1300	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 919 Third Avenue New York, New York 10022 (212) 715-9100

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes belowto designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by Vishay Intertechnology, Inc. and Vishay TEMIC Semiconductor Acquisition Holdings Corp., a wholly owned subsidiary of Vishay. The Schedule TO relates to the offer by Vishay TEMIC to exchange shares of Vishay common stock, par value $0.10 per share, for each outstanding share of common stock, par value $0.01 per share, of Siliconix incorporated that Vishay and its subsidiaries do not own. On April 21, 2005, Vishay issued a press release announcing that it had increased the exchange ratio for the offer to 3.075 shares of Vishay common stock for each share of Siliconix common stock. The release also announced that Vishay had reached agreement in principle to settle litigation relating to the offer.

        A copy of the press release is attached as exhibit (a)(13).

Item 12. Exhibits.

Exhibit Number	Description
(a)(13)	Press release of Vishay announcing an increase of the exchange ratio in the offer and the settlement of litigation related to the offer, dated April 21, 2005.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: April 21, 2005

VISHAY INTERTECHNOLOGY, INC
By:
/s/ RICHARD N. GRUBB Name: Richard N. Grubb Title: Executive Vice President, Treasurer and Chief Financial Officer
VISHAY TEMIC SEMICONDUCTOR ACQUISITION HOLDINGS CORP.
By:
/s/ RICHARD N. GRUBB Name: Richard N. Grubb Title: Vice President and Treasurer

3

QuickLinks

SIGNATURE